April 29, 2008	Richard L. Fried
Direct Dial 212-806-6047
Direct Fax 212-806-9047
RFried@stroock.com

Julie Bell, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington D.C. 20549

Re:	MRU ABS II LLC
Amendment No. 1 to
Registration Statement on form S-3
File No. 333-149789

Dear Ms. Bell:

We are in receipt of your letter dated April 1, 2008 (the “Comment Letter”), setting forth the comments of the staff regarding the above-referenced registration statement (the “Registration Statement”). MRU ABS II LLC (the “Depositor”) has filed today Amendment No. 1 to the Registration Statement (the “Amendment”) which is responsive to the Comment Letter. Also being filed is an acceleration request of the Depositor. Additional responses to the Comment Letter are set forth herein. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Amendment.

Prospectus Supplement Risk Factors

The first risk factor in the Risk Factors section of the Prospectus Supplement has been replaced with the following:

You may have difficulty selling your notes and the market value of the notes may fluctuate

There is no established secondary market for the notes. We cannot assure you that any market will develop or, if it does develop, how long it will last. If a secondary market for the notes does develop, the spread between the bid price and that asked price for the notes may widen, thereby reducing the net proceeds to you from the sale of your notes. [While it is anticipated that the notes will be listed on the Irish Stock Exchange, investors should not view this as an active trading market.] Under current market conditions, there are very few buyers in the secondary market for many types of asset-backed securities, including many securities backed by student loans (i.e., there is a lack of liquidity), and these conditions may continue for an indefinite period. As a result, you may not be able to sell your notes when you want to do so or you may not be able to obtain the price that you wish to receive. The market values of the notes are likely to fluctuate. Any of these fluctuations may be significant and could result in significant losses to you.

We trust that the foregoing, along with the Amendment, is responsive to the comments of the staff set forth in the Comment Letter. If you have any questions or comments regarding the responses set forth herein or in the Amendment, please call the undersigned at (212) 806-6047.

Thank you for your assistance.

Sincerely,

/s/ Richard L. Fried
Richard L. Fried